333-13242

02041964

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For May, 2002

1- **GRANITE MORTGAGES 01-1 PLC**
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

P.E. 5-31-02

2- **GRANITE FINANCE TRUSTEES LIMITED** -02
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

3 **GRANITE FINANCE FUNDING LIMITED** -02
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

6/24/02

GRANITE MORTGAGES 01-1 PLC

By: ______________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

GRANITE FINANCE FUNDING LIMITED

By: ______________________
Name:

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________
Name:

Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-1 PLC

By: ____________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

GRANITE FINANCE FUNDING LIMITED

By: ____________________
Name:

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

6/24/02

By: ____________________
Name: R GOUGH

Title: Director